UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                     July                               , 2003
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                         Knightsbridge Tankers Limited
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               (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F   X       Form 40-F
                           --------            --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes           No   X
                           --------     --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated July 15, 2003.

FOR IMMEDIATE RELEASE

                          KNIGHTSBRIDGE TANKERS LIMITED
                                    announces
                                Cash Distribution

Hamilton, Bermuda, July 15, 2003: Knightsbridge Tankers Limited ("Knightsbridge") announces that its Board of Directors has declared a cash distribution in the amount of US$0.65 per common share. The cash distribution will be payable on or about August 8, 2003, to shareholders of record as of July 25, 2003. The declaration of the cash distribution follows the calculation by Knightsbridge of the payment of charterhire due from Shell International Petroleum Company Limited ("Shell International"), a member of the Royal Dutch/Shell Group of Companies, for the period from April 1, 2003 to June 30, 2003.

The charterhire payable by Shell International is the greater of a guaranteed minimum rate or a spot market related rate. The spot market related rate for the second quarter of 2003, as determined by the London Tanker Brokers' Panel exceeded the guaranteed minimum rate by US$20,617 per vessel per day.

The Board of Directors, in considering the amount of cash available for distribution, has taken into account the receipt by Knightsbridge of notice on June 24, 2003, that Shell International has chosen not to renew the bareboat charters for any of Knightsbridge's five double hull very large crude carriers (VLCC's) for a second seven year period. As a result of this notice, the existing bareboat charters to Shell will expire for all five VLCC's, in accordance with their terms, on or about February 27, 2004, subject to the right of Shell International to extend each charter by up to 90 days. Knightsbridge has previously stated that it may retain cash in reserve should Shell International not renew all of the charters. Accordingly, Knightsbridge's Board of Directors has determined not to distribute all of the cash received from Shell International as charterhire, but rather to retain part of the cash as a reserve. The level of cash retained in reserve will depend, in part, on the shareholders' decision at the special shareholders' meeting that will take place in September, 2003, as to whether the vessels should be sold.

After allowing for the cash distribution to shareholders of US$0.65 per common share for the second quarter 2003, Knightsbridge will have retained cash of approximately US$6.1 million, compared to US$0.3 million for the first quarter of 2003.

Knightsbridge's Common Shares trade on the Nasdaq National Market under the symbol "VLCCF".

Summary of Cash Distribution:

Amount:       US$0.65 per common share

Ex-Div Date:  July 23, 2003
Record Date:  July 25, 2003
Payment Date: August 8, 2003

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vesssels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.


Contact: Knightsbridge Tankers Limited     Ola Lorentzon (Oslo, Norway)
         Investor Relations                47 23 11 40 00
                                           Kate Blankenship (Hamilton, Bermuda)
                                           1 (441) 295-0182

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          Knightsbridge Tankers Limited
                                          -----------------------------
                                                  (Registrant)




Date    July 15, 2003            By    /s/ Kate Blankenship
        -------------                  --------------------
                                       Kate Blankenship
                                       Secretary






01655.0002 #417521